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Form 10-C


Securities and Exchange Commission
Washington, DC   20549


Report by issuer of securities quoted on The Nasdaq Stock Market-SM-, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.


EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:  Amati Communications Corporation
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:  3801 Zanker Road, San Jose,
                                         California 95150
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (408) 433-3300
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I.   Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.   Title of security  Common Stock
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2.   Number of shares outstanding before the change  12,064,602
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3.   Number of shares outstanding after the change  16,719,169
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4.   Effective date of change  November 28, 1995
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5.   Method of change  Merger
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Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

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Give brief description of transaction  Please see Exhibit A
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II.  Change in Name of Issuer

1.   Name prior to change  ICOT Corporation
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2.   Name after change  Amati Communications Corporation
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3.   Effective date of charter amendment changing name  November 29, 1995
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4.   Date of shareholder approval of change, if required  November 20, 1995
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  December 7, 1995  /s/ JAMES E. STEENBERGEN           Chief Executive Officer
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DATE                OFFICER'S SIGNATURE AND TITLE

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EXHIBIT A

     On November 28, 1995 ICOT Corporation, a Delaware corporation (the "Company") acquired Amati Communications Corporation, a California corporation ("Amati") by merging Amati with and into IA Acquisition Corporation, the Company's wholly-owned subsidiary.